EXHIBIT 12.1

UTi WORLDWIDE INC.

RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Fiscal years ended January 31,
	2012		2011		2009		2008		2007
Pre-tax income from continuing operations (net of minority interest in net income)	$114,648		$107,852		$69,928		$7,488		$139,280
Add fixed charges computed below	71,012		67,246		59,305		81,005		70,524
Minus capitalized interest	(4,156)		(1,935)		(1,379)		(1,558)		—

Consolidated earnings available for Fixed Charges	$181,504		$173,163		$127,854		$86,935		$209,804

Consolidated Fixed Charges
Interest expense per financial statements	$31,908		$30,557		$22,942		$30,560		$26,804
Portion of rentals (1/3) representing an interest factor	39,104		36,689		36,363		50,445		43,720

Consolidated Fixed Charges	$71,012		$67,246		$59,305		$81,005		$70,524

Consolidated Ratio of Earnings to Fixed Charges	2.6	x	2.6	x	2.2	x	1.1	x	3.0	x